                               UNITED STATES
                    SECURITIES AND EXCHANGE COMMISSION
                          WASHINGTON, D.C.  20549

                               SCHEDULE 13G

                 Under the Securities Exchange Act of 1934

                           APPLIED IMAGING CORP.
                           ---------------------
                             (Name of Issuer)


                  Common Stock, par value, $.01 per share
           ----------------------------------------------------
                      (Title of Class of Securities)


                                 03820G106
                         ------------------------
                              (CUSIP Number)


Check the following box if a fee is being paid with this statement [ ]. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.)(See Rule 13d-7).

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of section 18 of the Securities Exchange Act of 1934 ("Act") or to otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).




                         Page 1 of 7 Pages

                         SCHEDULE 13G

-------------------                               -----------------
CUSIP No. 03820G106                               Page 2 of 7 Pages
-------------------                               ------------------
==========================================================================1
NAME OF REPORTING PERSON - S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE
PERSON
   Allen Holding Inc.
--------------------------------------------------------------------------
2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*             (a)  [ ]
                                                                 (b)  [x]
--------------------------------------------------------------------------
3  SEC USE ONLY

---------------------------------------------------------------------------
 CITIZENSHIP OR PLACE OF ORGANIZATION
   Delaware
--------------------------------------------------------------------------
     NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH
--------------------------------------------------------------------------
5  SOLE VOTING POWER
          0
---------------------------------------------------------------------------
6  SHARED VOTING POWER
          0
---------------------------------------------------------------------------
7  SOLE DISPOSITIVE POWER
          0
---------------------------------------------------------------------------
8  SHARED DISPOSITIVE POWER
          0
---------------------------------------------------------------------------
9   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     432,220  (Represents shares of Common Stock beneficially owned by
               Allen Value Partners, L.P. and Allen Value Limited and
               Allen Holdings,Inc. may be deemed to be hereinafter owners of such shares.)
---------------------------------------------------------------------------
10  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
    CERTAIN SHARES*                                                     [x]
---------------------------------------------------------------------------
11  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
         11.0%
---------------------------------------------------------------------------
12  TYPE OF REPORTING PERSON*
        HC
===========================================================================
                    *SEE INSTRUCTIONS BELOW BEFORE FILLING OUT!

SEC 1746 (9-88)

                               SCHEDULE 13G

-------------------                               --------------------
CUSIP No. 03820G106                               Page 3 of 7 Pages
-------------------                               --------------------

===========================================================================
1  NAME OF REPORTING PERSON - S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE
PERSON
   Allen & Company Incorporated
---------------------------------------------------------------------------
2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*        (a)  [ ]
                                                            (b)  [x]
--------------------------------------------------------------------------
3  SEC USE ONLY

--------------------------------------------------------------------------
4  CITIZENSHIP OR PLACE OF ORGANIZATION
   New York
--------------------------------------------------------------------------
     NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH
-------------------------------------------------------------------------
5  SOLE VOTING POWER
       342,318
--------------------------------------------------------------------------
6  SHARED VOTING POWER
            0
--------------------------------------------------------------------------
7  SOLE DISPOSITIVE POWER
       342,318
--------------------------------------------------------------------------
8  SHARED DISPOSITIVE POWER
            0
---------------------------------------------------------------------------
9   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
       342,318
--------------------------------------------------------------------------
10  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
    CERTAIN SHARES*                                         [ ]
--------------------------------------------------------------------------
11  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
         11.0%
---------------------------------------------------------------------------
12  TYPE OF REPORTING PERSON*
        BD; CO
=========================================================================
               *SEE INSTRUCTIONS BELOW BEFORE FILLING OUT!
SEC 1746 (9-88)

                                                       Page 4 of 7 Pages

                         SCHEDULE 13G


Item 1.

          (a)  Name of Issuer:

               Applied Imaging Corp.

          (b)  Address of Issuer's Principal Executive Office:

               2380 Walsh Avenue
               Building B
               Santa Clara, CA 95051


Item 2.   Name of Person Filing

          (a)  Name of Person Filing:

               Allen & Company Incorporated ("ACI")
               Allen Holding Inc.("AHI")

          (b)  Address of Principal Office:

               711 Fifth Avenue
               New York, New York 10022


          (c)  Citizenship/Organization:

               ACI - New York
               AHI - Delaware

          (d)  Title Class of Securities:

               Common Stock, par value $.01 per share

          (e)  CUSIP Number:  03820G106


Item 3.   If Statement is filed pursuant to Rules 13(d)-1(b) or 13d-2(b), check whether Person Filing is a

          (a)  [X]  ACI is a Broker-Dealer registered under Section 15 of the Act.
          (g)  [X]  AHI is a parent holding company in accordance with
                     Rule 13d-1(b)(ii)(G).

                                                      Page 5 of 7 Pages

Item 4.   Ownership.

          (a)  Amount Beneficially Owned:
               774,538 shares of Common Stock(1)(2)(3)

          (b)  Percent of Class:  11.0%

          (c)  Number of Shares to Which Such Person Has:
                 (i)   Sole voting power -   774,538 shares
                                             of Common Stock(1)(2)(3)
                (ii)   Shared voting power -  0
               (iii)   Sole dispositive power -  774,538 shares
                                                 of Common Stock(1)(2)(3)
                (iv)   Shared dispositive power - 0

Item 5.   Ownership of Five Percent or Less of a Class.
          Not applicable.

Item 6. Ownership of More Than Five Percent on Behalf of Another Person. Not Applicable.

Item 7. Identification and Classification of Members of the Subsidiary Which Acquired the Securities Being Reported on by the Parent Holding Company.

          Not Applicable.

Item 8.   Identification and Classification of Members of the Group.
          Not Applicable.

Item 9.   Notice of Dissolution of Group.
          Not Applicable.

(1) Includes 373,575 shares of Common Stock and 58,645 shares issuable upon exercise of certain outstanding Warrants beneficially owned by Allen Value Partners L.P. and Allen Value Ltd., which are entities which may be deemed to be controlled by AHI. AHI disclaims beneficial ownership of the shares beneficially owned by such entities except the extent of its proportionate interest therein.

(2)  Includes warrants to purchase 204,261 shares of the Issuer's Common
Stock.

(3) Excludes shares of Common Stock and shares of Common Stock issuable upon exercise of outstanding warrants beneficially owned by certain officers, directors, employees and related persons of the Reporting Persons. The Reporting Persons disclaims beneficial ownership of such shares beneficially owned by such parties.

                                                     Page 6 of 7 Pages



Item 10.  Certification.

     By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.

                                                     Page 7 of 7 Pages




Signature: After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

Date:  February 14, 1997


ALLEN & COMPANY INCORPORATED


By:---------------------------
Name:  Gaetano J. Casillo
Title: Vice President


ALLEN HOLDING INC.


By:---------------------------
Name:  Gaetano J. Casillo
Title: Vice President



90752

                                                     Page 7 of 7 Pages




Signature: After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

Date:  February 14, 1997


ALLEN & COMPANY INCORPORATED

       /x/ Gaetano J. Casillo
By:-----------------------------
Name:  Gaetano J. Casillo
Title: Vice President


ALLEN HOLDING INC.

       /x/ Gaetano J. Casillo
By:----------------------------
Name:  Gaetano J. Casillo
Title: Vice President
90752